SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                NTS-Properties IV
                       (Name of Subject Company (issuer))

                     NTS-Properties IV (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E209
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                NTS-Properties Associates IV and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
|          Transaction Valuation: $46,000               |  Amount of Filing Fee|
|200 Limited Partnership Interests at $230 per Interest |        $9.20         |
--------------------------------------------------------------------------------

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
         Amount Previously Paid:  __________________________  $9.20
         Form or Registration No.: _________________________  Schedule to
         Filing Party:     _________________________________  NTS-Properties IV
                                                              ORIG, LLC
                                                              J.D. Nichols
                                                              Brian F. Lavin
         Date Filed:       _________________________________  September 22, 2000
 [ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions towhich the statement relates:
         |X|      third-party tender offer subject to rule 14d-1.
         |X|      issuer tender offer subject to rule 13e-4.
         | |      going private transaction subject to Rule 13e-3.
         | |      amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

         This Amendment No. 3 dated December 1, 2000 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on September 22, 2000 by NTS-Properties IV, a Kentucky limited partnership (the "Partnership") and ORIG, LLC ("ORIG"), a
Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the "Offerors"), to purchase up to 200 limited partnership interests in the Partnership. The Original Statement was subsequently amended by filing amendment No. 1 on November 7, 2000 and Amendment No. 2 on November 15. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment constitutes the third amendment to the Original Statement by including a copy of the letter sent to the Partnership's Limited
Partners,  which is  attached  as an exhibit  to this  Schedule,  which  informs
Limited Partners that the Purchase Price is being increased from $205 per Interest to $230 per Interest. In addition, the letter addresses a recent tender offer made by a third party by expressing no opinion on the offer, but noting that the third-party offer does not offer withdrawal rights and may not be open for a sufficient length of time to allow investors to properly evaluate it.

Item 12.  Material to be filed as Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

         (a)(7) Letter sent by the Partnership to Limited Partners dated December 1, 2000.

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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2000             NTS-PROPERTIES IV,
                                   a Kentucky limited partnership

                                   By:  NTS-PROPERTIES ASSOCIATES IV
                                        General Partner

                                   By: /s/ J. D. Nichols
                                       -----------------------------------------
                                        J.D. Nichols, Managing General Partner

                                   ORIG, LLC,
                                   a Kentucky limited liability company.


                                   By: /s/ J. D. Nichols
                                       -----------------------------------------
                                       J.D. Nichols, Managing Member



                                       /s/ J. D. Nichols
                                       -----------------------------------------
                                       J. D. Nichols, individually



                                       /s/ Brian F. Lavin
                                       -----------------------------------------
                                       Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
Number        Description
------        -----------
(a)(7)        Letter sent by the Partnership to Limited Partners dated December
              1, 2000.

                                                                  EXHIBIT (a)(7)





   Letter Sent by the Partnership to Limited Partners dated December 1, 2000.

                         [NTS-PROPERTIES IV LETTERHEAD]




December 1, 2000


Dear NTS-Properties IV Investor:


            The Purchase Price for the Offer to Purchase Interests of

                     NTS-Properties IV Has Been Increased to

                              $230.00 per Interest!


         On September 22, 2000, we, along with our affiliate, ORIG, LLC, offered to purchase for cash up to 200 of our outstanding limited partnership interests at a purchase price of $205 per interest (this offer is referred to in this notice as "our offer"). We have recently become aware of a tender offer made by Everest Investors 12, LLC at a price of $225 per interest. We and ORIG are now increasing our purchase price from $205 per interest to $230 per interest. If all conditions to our tender offer are satisfied, payment for interests will be mailed on or about December 29, 2000. The expiration of our offer will remain midnight, December 22, 2000. This transaction will be dated prior to year-end; therefore, if you tender in our offer your Schedule K-1 for the year 2000 will be your final K-1.

         If you have already submitted paperwork to tender your interests, no additional paperwork is required. You will automatically receive the increased price of $230.00. Please note that we will not impose any fees or expenses in connection with our offer. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Friday, December 22, 2000 to receive the purchase price of $230.00 per interest.

         We understand that the abundance of mail received in connection with tender offers can be very confusing. However, it is important that you carefully review any materials received before signing and returning documents. We are making every effort to respond promptly once we learn of offers from outside companies. Our current price of $230.00 is the highest offer that we are aware of as of the current date.

         On November 21, 2000, Everest sent its notice to limited partners offering to purchase their interests for cash at a purchase price of $225 per interest. We have a conflict of interest in connection with the Everest offer because it competes with our offer. We are therefore remaining neutral and not expressing an opinion regarding the Everest offer. However, we wish to note that the increased purchase price of $230 in our offer exceeds Everest's offering price by $5 per interest. In addition, the Everest offer does not provide for withdrawal rights. As a result, if you tender during Everest's offer, you will be forced to accept the price paid by Everest, even if we or another party later offer a higher price. Further, Everest is offering to purchase a limited number of interests on a "first come, first served" basis, which may limit the time the offer is open and therefore deprive Investors of the opportunity to properly evaluate its merits. This is of particular concern given the lack of withdrawal rights associated with the offer.

         Please note that the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to our offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal dated September 22, 2000. If you have any further questions regarding this offer, please call (800) 387-7454 or (800) 928-1492, extension 544. Our offer will expire on December 22, 2000. Payments will be mailed no later than December 31, 2000.

              This is the final notice that will be received prior
             to the Offer to Purchase Interests of NTS-Properties IV
                         expiring on December 22, 2000.





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